DLA Piper Rudnick Gray Cary US LLP
4700 Six Forks Road, Suite 200
Raleigh, North Carolina 27609-5244
T 919.786.2000
F 919.786.2200
W www.dlapiper.com

ROBERT H. BERGDOLT robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2202

November 16, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Elaine Wolff, Esq., Legal Branch Chief, Mail Stop 0409
Charito A. Mittelman, Esq., Mail Stop 0409

Re:	KBS Real Estate Investment Trust, Inc.
Registration Statement on Form S-11/A-2
Filed September 16, 2005
Registration No. 333-126087

(Confidential, For Use of the Commission Only)

Ladies and Gentlemen:

Thank you for your letter dated September 27, 2005. We appreciate your reviewing our filing. Set forth below are your comments and our proposed responses.

Form S-11

General

1.	For Plain English purposes, please avoid the use of cross-references on the cover page in your response to previous comment 3.

Response: We have made the requested revision.

Summary

Will you use leverage? page 7

2.	We note your added disclosure in response to previous comment 5 relating to your possible $190 million financing arrangement. Please revise the last bullet

Servicing clients globally

Securities and Exchange Commission

November 16, 2005

point of the risk factors shown on the cover page to disclose your intention to obtain the $190 million loan. Please also quantify the extent to which the debt would exceed the 75% of cost of your assets limitation if you raise the minimum. Provide similar disclosure in the risk factor sections where appropriate.

Response:  We have made the requested revision.

If I buy shares, will I receive dividends and how often? page 12

3.	With respect to previous comment 7, we reissue that portion of the comment that asked you to clarify the circumstances under which a distribution will be treated as a return of capital. We note that you have stated that your distribution policy is not to use proceeds of this offering to pay distributions. Please explain the possible sources of cash for distributions in excess of current or accumulated earnings or profits, such as borrowings from related parties, bank borrowings, proceeds from additional equity offerings, etc.

Response: We have made the requested revision.

How does a “best efforts” offering work? What happens if you don’t raise at least $2,500,000 in gross proceeds? page 15

4.	With respect to your previous comment 8 of our September 2, 2005 letter and comment 66 of our July 22, 2005 letter, please clarify how the disclosure in the “Special Notice to Pennsylvania Investors” section and on the cover page complies with Rule 10b-9 as it applies to Pennsylvania investors. In particular, please clarify that, as required by Rule 10b-9, you will promptly return funds to Pennsylvania investors (without the investors specifically requesting such return of funds) in the event that you do not reach the $66.7 million threshold by the expiration of the offering period, which you state in your response, is two years from the date of effectiveness.

Response: We have amended the disclosure under “Special Notice to Pennsylvania Investors” and on the cover page to clarify that we will “promptly” return funds to Pennsylvania investors if we have not reached the $66.7 million threshold within two years from the date of effectiveness. In the disclosure under “Special Notice to Pennsylvania Investors,” we have clarified that no investor action is required to initiate the prompt return of funds to Pennsylvania investors at the end of the two year period.

Prior Performance, page 89

5.

We note your response to previous comment 10. However, based on your description of the single account programs on page F-19 it appears that the institutional investors were not passive investors since, although the investors

Securities and Exchange Commission

November 16, 2005

actually disapproved of only a few properties that were identified for investment, their approval was sought and required for each identified investment. We note from your description of the single account programs on page F-19 that dollars are raised only as assets are identified and that under the Investment Management Agreement, when KBS Advisors identifies properties for investment, KBS Advisors notifies the institutional investor. If the institutional investor agrees to purchase the identified properties, KBS Advisors invests funds on behalf of the investor, manages the assets in the investor’s portfolio and ultimately sells the assets on behalf of the investor. With respect to the 7 funds referenced in your response, please tell us how many investors, other than the two pension fund investors, invested in those funds and tell us whether any other investors in those 7 funds had the ability to approve purchases of identified properties. Please also tell us whether all of the identified properties were presented to the pension funds for approval and tell us how many properties were presented to the two pension fund investors for their approval overall. Further, as to these programs we note your disclosure that you “did not close any offerings” during the periods presented. In this connection, please tell us how you are defining “closed” for purposes of these offerings?

Response: We refer to our supplemental letters to you dated October 12, 2005 and October 27, 2005 and our telephone conferences with you on this matter. At the request of the Staff, we have revised the prior performance summary and tables to remove each of the funds for which investors had approval rights with respect to the properties purchased.

We have also revised the disclosure in other sections of the registration statement in response to this change. Specifically, we have:

(i)	included language in the conflicts of interest sections of the registration statement to disclose that the sponsors will face conflicts with respect to their obligations to the Company, the nine funds included in the prior performance summary and the other institutional investors for which KBS Realty Advisors or an affiliate acts as an investment advisor; and

(ii)	included language in the prospectus summary and the management section of the prospectus to more fully disclose the experience of the sponsors with investments in and the management of real estate investments. (See “Prospectus Summary — What is the experience of your advisor and its team of real estate professionals?” and “Management – The Advisor.”)

The additional disclosure in these sections does not discuss the prior performance of the investments made by KBS-advised institutional investors; it only conveys the depth of experience of the sponsors in advising institutional investors with

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November 16, 2005

respect to investments in and/ or the management of real estate investments. We note that other REITs have included similar disclosure in their registration statements when the Staff has advised that the prior programs in which their sponsors were involved were not the types of programs contemplated by Guide 5 because the investors in such programs were not passive investors. See Ashford Hospitality Trust, Inc., Post-Effective Amendment No. 1 to Form S-11, filed August 26, 2003, at “Our Company – Our Team.”

6.	Refer to your response to previous comment 11 and 19. We note that Table III for Commingled Account 6/99 reveals that $28 per $1000 invested was derived from a return of capital for the year 2000 but that footnote 3 of that table indicates that deficiencies after cash distributions and special items for the years 2000 and 2001 were derived from cash generated in prior periods. Please explain to us the inconsistency relating to the source of distributions for the year 2000. We note similar discrepancies for Separate Account 1/98 in year 2004. Please advise or revise.

Response: As discussed in our September 30, 2005 conference call with you, footnote 3 to Table III for Commingled Account 6/99 provides an explanation of distributions made in excess of the current year’s cash flow. For the year 2000, the return of capital of “$28 per $1000 invested” was a result of year 2000 cash flow, as evidenced by “cash generated from sales” of $5,939,000 compared to “cash distributions to investors from sales” of $5,813,000. However, in year 2000, when comparing “cash generated from operations” of $16,277,000 to “cash distributions to investors from operating cash flow” of $16,673,000, there is a cash deficiency. In year 2001, “cash generated from operations” of $17,748,000 compared to “cash distributions to investors from operating cash flow” of $18,765,000 also created a cash deficiency. The cash deficiency from both 2000 and 2001 was funded from cash generated from operations during the period June 1999 to December 1999. During the period June 15, 1999 to December 31, 1999, cash generated from operations was approximately $8.7 million compared to distributions to investors of approximately $2.7 million.

In response to comment 5, we have removed Separate Account 1/98 from the prior performance tables.

Federal Income Tax Considerations, page 95

7.	In response to previous comment 14, please provide us with the language you intend to use in the registration statement to address our previous comment 14 so that we may have ample opportunity to review your intended disclosure.

Response: Because the Company will not acquire any properties in 2005 and does not expect to generate any C corporation earnings and profits during 2005, the Company has decided to make its REIT election for the taxable year ending

Securities and Exchange Commission

November 16, 2005

December 31, 2006. We have revised the language in the registration statement to reflect this change.

DLA Piper Rudnick Gray Cary US LLP has opined that, and we have revised the language under “Federal Income Tax Considerations – Federal Income Taxation of the Company – Opinion of Counsel” to state that, the Company will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code for its taxable year ending December 31, 2006 and its proposed method of operations will enable it to meet the requirements for qualification and taxation as a REIT beginning with its taxable year ending December 31, 2006.

Performance Tables, beginning on page F-13

Table III, Separate Account 10/04

8.	We note your disclosure in footnote 3 to the table; however, it is unclear how you generated significant operating cash deficiencies in a period in which you generated income on a tax basis and GAAP basis. It is also unclear how changes in deposits would impact operating cash flows. Please advise us and revise your disclosure accordingly.

Response: In response to comment 5, we have removed Separate Account 10/04.

Exhibits 5 & 8

9.	Refer to your response to previous comment 13. You may not include language implying that investors in the offering are not entitled to rely on the legal and tax opinions. Please revise the opinions to remove the language in the fourth paragraph of the legal opinion and the last paragraph of the tax opinion that limit the use of the opinions solely to the company.

Response: DLA Piper Rudnick Gary Cary has made the requested revisions to the legal and tax opinions.

10.	With respect to the tax opinion specifically, it is inappropriate to assume legal conclusions underlying the opinion relating to the tax status of the company such as that KBS Limited Partnership is a duly organized and validly existing limited partnership as mentioned in section (iii) on the second page of the opinion. Please revise. Please also expand your disclosure in response to previous comment 15 to further describe the assumptions mentioned in your tax opinion consistent with this comment.

Securities and Exchange Commission

November 16, 2005

Response: DLA Piper Rudnick Gray Cary has made the requested revisions to the tax opinion and we have revised the registration statement.

Very truly yours,

/s/ Robert H. Bergdolt
Robert H. Bergdolt

cc:	Charles J. Schreiber, Jr., Chief Executive Officer
KBS Real Estate Investment Trust, Inc.